Mail Stop 6010





       October 27, 2005



Mr. Martin B. Bloch
President and Chief Executive Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Boulevard
Mitchel Field, New York 11553

	RE:	Frequency Electronics, Inc.
		Form 10-K for the fiscal year ended April 30, 2005
		Filed July 28, 2005
		File No. 1-08061

Dear Mr. Bloch:


	We have reviewed your response dated October 19, 2005 and have the following comments. We have limited our review to matters related to the issues raised in our comments and we will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended April 30, 2005

Notes to Financial Statements - page 34

Note 6 Property, Plant and Equipment - page 39

1. Please refer to prior comment 3.  We see you indicate "in fiscal
2005 when the operating partnership units were converted to common stock of Reckson, the continuing involvement in the building was
deemed to have ceased".   Please tell us why the conversion of the
partnership units to common stock would cause you to cease having continuing involvement (as defined by applicable generally accepted accounting principles) with Reckson. Specifically, demonstrate why the significant gain recognized in 2005 in connection with the conversion was appropriate and compliant with generally accepted accounting principles. Your response should reference the specific authoritative literature that supports your conclusions. We may have further comments after reviewing your response.

Note 13 Employee Benefit Plans - page 42

Deferred Compensation Plan - page 45

2. Please refer to prior comment 5. From the information in your response it appears in prior years your deferred compensation liability estimates were not prepared using the most current historical actuarial information available. Please tell us whether your current deferred compensation liability estimates were made using the most recently available actuarial information and why the increase in your liability in 2005 that resulted from the use of more current actuarial information was not the correction of an error (as defined in paragraph 13 of APB Opinion 20). Consider the need to revise your financial statements to correct any material errors in your financial statements that exist as a result of estimates made with outdated actuarial or other information. We may have further comments after reviewing your response.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela J.
Crane, Accounting Branch Chief, at (202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant

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Martin B. Bloch
Frequency Electronics, Inc.
October 27, 2005
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